[Letterhead of Cushing Asset Management, LP]

December 18, 2017

Cushing Funds Trust

8117 Preston Road, Suite 440

Dallas, Texas 75225

Ladies and Gentlemen:

This letter agreement (the “Agreement”) confirms the temporary fee waiver by Cushing Asset Management, LP (the “Adviser”) with respect to the advisory fees received in connection with the management of The Cushing MLP Infrastructure Fund (the “Fund”), a series of Cushing Mutual Funds Trust (the “Trust”).

The Trust and the Adviser have entered into an Investment Management Agreement, dated as of December 18, 2017 (the “Management Agreement”). Pursuant to the Management Agreement, the Fund pays to the Adviser a fee, payable at the end of each calendar month, at an annual rate equal to the average daily value of the Fund’s Managed Assets (as defined in the Management Agreement) during such month (the “Advisory Fee”) in the amount set forth in Appendix A, hereto.

1.    Advisory Fee Waiver. The Adviser has agreed to waive temporarily a portion of the Advisory Fee payable to the Adviser so the Fund’s operating expenses (exclusive of management fees and any front-end load, deferred sales charge, 12b-1 fees, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, or extraordinary expenses such as litigation) will not exceed the applicable amount set forth in Appendix A hereto (the “Expense Limitation”) for the Fund’s Class A Shares, Class C Shares and Class I Shares.

2.    Expenses Reimbursement. In addition to any Advisory Fee waivers, the Adviser may, in its discretion, reimburse the Fund for certain Fund operating expenses so that the Expense Limitation is not exceeded.

3.    Recoupment. Amounts waived or reimbursed by the Adviser are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the date such portion of the Advisory Fee has been waived or such expenses were reimbursed) if such recoupment can be achieved without exceeding the Expense Limitation in effect at the time of waiver or recoupment.

4.    Term and Termination. This Agreement shall become effective on December 18, 2017 and shall continue for a 12-month term ending December 18, 2018. In addition, this Agreement will terminate automatically in the event of the termination of the Advisory Agreement.

5.    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the Investment Company Act of 1940, as amended.

8117 Preston Road, Suite 440, Dallas, TX 75225    (214) 692-6334 (phone) ● 214 219-2353 (fax)

www.swankcapital.com•info@swankcapital.com

Very truly yours,

CUSHING ASSET MANAGEMENT, LP

By:	/s/ Jerry V. Swank
	Name:	Jerry V. Swank
	Title:	Managing Partner

8117 Preston Road, Suite 440, Dallas, TX 75225    (214) 692-6334 (phone) ● 214 219-2353 (fax)

www.swankcapital.com•info@swankcapital.com

Appendix A

Fund	Annual Management Fee	Expense Limitation
The Cushing MLP Infrastructure Fund	1.00%	0.50%

8117 Preston Road, Suite 440, Dallas, TX 75225    (214) 692-6334 (phone) ● 214 219-2353 (fax)

www.swankcapital.com•info@swankcapital.com